SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number: 000-22433

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRIGHAM, INC. 401(k) PLAN

B:           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRIGHAM EXPLORATION COMPANY
6300 Bridgepoint Parkway
Building Two, Suite 500
Austin, Texas 78730

BRIGHAM, INC. 401(k) PLAN

2007 FORM 11-K

		Page

REQUIRED INFORMATION

ITEM 4.	Unaudited Financial Statements And Schedule Prepared in Accordance With ERISA

	Statements of Net Assets Available for Plan Benefits as of December 31, 2008 and 2007	1

	Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2008	2

	Notes to the Financial Statements	3

	Supplemental schedule:
	Schedule H, Line 4(i) - Assets Held for Investment Purposes At December 31, 2008	6

SIGNATURE		7

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BRIGHAM, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE
FOR PLAN BENEFITS
(Unaudited)

	December 31,
	2008	2007
Assets
Cash and equivalents
Cash	$33,335	$-
Schwab Institutional Money Market*	-	272,571
Schwab Retirement Advantage Money Fund	995,965	-
Stock Liquidity Fund	-	3
	1,029,300	272,574

Investments at fair value:
Janus Worldwide Fund	116,423	224,184
Janus Twenty Fund*	440,210	783,712
Dreyfus Appreciation*	361,233	460,539
Dreyfus S&P 500 Index Fund	245,697	300,433
Pimco Total Return*	1,201,931	971,992
First Eagle SOGEN Overseas*	532,280	679,674
Hennessy Cornerstone Growth*	370,008	532,792
Jensen Portfolio	120,803	147,573
Old Mutual Brown Hanley Value	129,624	173,385
Royce Special Equity	152,711	177,231
Calamos Growth Fund Class A	174,482	300,401
Oakmark Select	113,697	159,673
Loans to participants	48,067	28,408
Common stock of Brigham Exploration Company*	308,087	463,826
	4,315,253	5,403,823

Receivables:
Participant contributions	14,852	18,411
Employer matching	3,095	624,431
Fee receivable	100	-
Accrued dividends	7,517	-
Total Receivables	25,564	642,842

Total Assets	5,370,117	6,319,239

Liabilities
Distributions payable	13,368	-
Fees payable	100	-
Total liabilities	13,468	-

Net assets available for plan benefits	$5,356,649	$6,319,239

*  Investments greater than 5% of net assets available for plan benefits.

See accompanying notes to the financial statements

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BRIGHAM, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
(Unaudited)

Year Ended
December 31,
2008

Additions to net assets attributed to:
Net appreciation (depreciation) in fair value	$(1,618,680)
Interest	3,236
Total investment income (loss)	(1,615,444)

Contributions:
Participants	706,508
Employer matching	159,053
Total contributions	865,561

Total additions	(749,883)

Deductions from net assets attributed to:
Benefits distributed to participants	212,082
Administrative and trustee fees	625
Other	-
Total deductions	212,707

Increase/(decrease) in net assets available for plan benefits	(962,590)

Net assets available for plan benefits at beginning of year	6,319,239

Net assets available for plan benefits at end of year	$5,356,649

See accompanying notes to the financial statements.

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BRIGHAM, INC. 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the Brigham, Inc. 401(k) Plan (the "Plan") provides only general information.  Participants should refer to the Plan documents for a more complete description of the Plan provisions, a copy of which is available from Brigham, Inc. (the "Company").

General

The Plan is a defined contribution plan created for the benefit of the employees of the Company. Effective August 1, 2001 the Plan covers all employees except leased employees, employees of a unit covered by a collective bargaining agreement, non-resident aliens, independent contractors, and employees of affiliated employers. Eligible employees may join the Plan on their date of hire. Prior to August 1, 2001 the Plan covered all employees who were 21 years of age and had completed six months of service.

The Company administers the Plan. The Company has appointed Standard Retirement Services, Inc. (formerly Invesmart, Inc.) as a third party administrator.  The Plan's assets are held by a trust fund administered by The Charles Schwab Trust Company.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

A participant may contribute a portion of his/her pre-tax compensation in amounts up to the maximum deferral permitted under the Internal Revenue Code.  For 2008, this limit was $15,500.  At its discretion, and to be determined annually, the Company may make matching contributions to the Plan. The Company may also make an additional annual, discretionary profit sharing contribution.  For 2008, the Company made matching and additional annual discretionary contributions of $159,053.

Interfund Transfers

Participants may change their percentage contributions once per calendar quarter on Plan enrollment dates.  Participants may change fund allocations as frequently as desired and at any time.

Vesting

Plan participants are fully vested at all times in their participant contributed assets.  The Plan provides for vesting of assets contributed by the Company of 20% after two years of service and 20% additional vesting for each additional year of service thereafter until the sixth year, at which time the employer contributed assets are fully vested.  Participants are automatically fully vested in their accounts upon retirement, disability or death, as defined in the Plan.

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BRIGHAM, INC. 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Benefit Payments

Plan participants may receive a lump sum payment of all vested benefits upon retirement, disability, death or termination of employment.  A participant may also make hardship withdrawals, subject to certain rules and restrictions, from the vested portion of his or her account.

Participant Loans

The Plan includes a provision that permits participants to borrow a minimum of $1,000 and up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000.  The loans are payable through payroll deductions in principal installments plus interest at prime plus 2% through payroll deductions.  General purpose loans are due over terms up to 5 years.  Primary residence loans are due over terms up to 30 years.

Administrative Expenses

The Company pays costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager.

2.	Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with generally accepted accounting principles (“GAAP”).  The trustee holds and manages the funds and distributes cash to Plan participants.

The assets of the Plan are invested in separate funds managed by independent registered investment advisors and/or in Brigham Exploration Company stock.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments

Short-term investments and loans to participants are stated at cost, which approximates fair value.  Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments, is presented in the Plan’s “Statement of Changes in Net Assets Available for Benefits”.

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BRIGHAM, INC. 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

The Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedules.  Actual results may differ from those estimates. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

4.	ERISA

Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents.  The Plan has complied with the fidelity bonding requirement of ERISA.

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BRIGHAM, INC. 401(k) PLAN
SCHEDULE H, LINE 4(i) - ASSETS HELD
FOR INVESTMENT PURPOSES AT END OF YEAR
(Unaudited)

Investments at December 31, 2008

	Identity of Issue, Borrower,	Description of
	Lessor or Similar Party	Investment	Value

*	Brigham Exploration Company	Common stock	$308,087

	Cash	Cash	33,335

	Calamos Growth Fund Class A	Stock mutual fund	174,482

	Dreyfus Appreciation	Stock mutual fund	361,233

	Dreyfus S&P 500 Index Fund	Stock mutual fund	245,697

	First Eagle SOGEN Overseas	Stock mutual fund	532,280

	Hennessy Cornerstone Growth	Stock mutual fund	370,008

	Janus Worldwide Fund	Stock mutual fund	116,423

	Janus Twenty Fund	Stock mutual fund	440,210

	Jensen Portfolio	Stock mutual fund	120,803

	Oakmark Select	Stock mutual fund	113,697

	Old Mutual Brown Hanley Value	Stock mutual fund	129,624

	Royce Special Equity	Stock mutual fund	152,711

	Pimco Total Return	Bond/fixed income mutual fund	1,201,931

*	Schwab Retirement Advantage Fund	Money market mutual fund	995,965

	Participant Loans	Due November 28, 2009 through	48,067
		July 31, 2012 at
		6.5% to 10.25%

*	Indicates party in-interest

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BRIGHAM, INC. 401(k) PLAN

Date: June 26, 2009	By:	/s/ Malcom O. Brown
Malcom O. Brown
Vice President & Controller